FILING PURSUANT TO RULE 425 OF THE
SECURITIES ACT OF 1933, AS AMENDED

FILER: NORTHROP GRUMMAN CORPORATION

SUBJECT COMPANY: TRW, INC. (NO. 1-2384)

FILING: REGISTRATION STATEMENT ON FORM S-4
(REGISTRATION NO. 333-83672)

NEWS	Northrop Grumman Corporation Public Information 1840 Century Park East Los Angeles, California 90067-2199 Telephone 310-553-6262 Fax 310-556-4561

Contact: Randy Belote (Media) (703) 875-8525
Gaston Kent (Investors) (310) 201-3423

For Immediate Release

NORTHROP GRUMMAN REACHES AGREEMENT
WITH JUSTICE DEPARTMENT ON ACQUISITION OF TRW, INC.

LOS ANGELES — Dec. 10, 2002 — Northrop Grumman Corporation (NYSE: NOC) announced today that it has agreed on the essential terms of a consent decree with the United States Department of Justice that should allow the company to promptly close its acquisition of TRW, Inc. (NYSE: TRW) after shareholders of both companies approve the transaction at separate meetings Dec. 11, 2002.

Key provisions of the consent decree are intended to assure that the merger will not impede fair and open competition related to certain electronic satellite payloads. As expected, the consent decree does not require the divestiture of any businesses and will permit Northrop Grumman to operate its businesses and those of TRW as planned.

The European Union antitrust authority approved the transaction Oct. 16, 2002.

“We are pleased to complete another significant milestone in our planned acquisition of TRW,” said Kent Kresa, Northrop Grumman chairman and chief executive officer. “Northrop Grumman has always championed open and fair competition and this agreement reflects our continued commitment to this principle. This combination will produce a strong competitor in complex space systems important to future defense requirements.”

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NORTHROP GRUMMAN RECEIVES JUSTICE DEPARTMENT APPROVAL OF TRW, INC., ACQUISITION

On July 1, 2002, Northrop Grumman and TRW entered into a definitive agreement. The agreement stated that Northrop Grumman would acquire TRW in exchange for Northrop Grumman common stock. The exact exchange ratio will be determined by dividing $60 by the average of the reported closing sale prices per share of Northrop Grumman common stock on the New York Stock Exchange for the five consecutive trading days ending on and including the second trading day prior to the closing of the merger. The exchange ratio will not be less than 0.4348 or more than 0.5357 of a Northrop Grumman share. Assuming a closing date of Dec. 11, the five-day trading period commenced Dec. 3.

Northrop Grumman Corporation is a $17 billion, global defense company with its worldwide headquarters in Los Angeles. Northrop Grumman provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. With nearly 96,000 employees and operations in 44 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

FORWARD-LOOKING STATEMENTS

Certain statements made or implied in this release contain or are based upon forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, and in particular, statements that are in the future tense or that imply events that have not yet occurred, are forward-looking, and actual outcomes may differ materially from those described or anticipated in this release. Other risks associated with the TRW Inc. acquisition may be found in Northrop Grumman Corporation’s filings with the SEC, including without limitation, the joint proxy statement/prospectus dated November 4, 2002 contained in the Registration Statement on Form S-4 described below, together with all Supplements thereto.

Northrop Grumman filed a registration statement on Form S-4 (File No. 333-83672) with the Securities and Exchange Commission (SEC) on March 4, 2002 that has been amended to include a joint proxy statement/prospectus relating to the proposed merger of Northrop Grumman and TRW Inc. The directors, certain executive officers and other employees and

NORTHROP GRUMMAN RECEIVES JUSTICE DEPARTMENT APPROVAL OF TRW, INC., ACQUISITION

representatives of Northrop Grumman and TRW Inc. may be deemed to be participants in the solicitation of proxies for the shareholder meetings relating to the proposed merger. The definitive joint proxy statement/prospectus dated November 4, 2002, contains important information regarding such potential participants and other important matters that should be read by Northrop Grumman and TRW shareholders before making any decisions regarding the merger. Copies of the joint proxy statement/prospectus, and any amendments or supplements thereto, may be obtained without charge at the SEC’s website at www.sec.gov as they become available.

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